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                                                        April 6, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Brent Fields

      RE:  A-W Filings to withdraw 485(a) filings
           Reserve Tax-Exempt Trust Accession #0000950123-98-003323
           Reserve Tax-Exempt Trust Accession #0000951023-98-003392
           Reserve New York Tax-Exempt Trust Accession #000095013-98-003324 Reserve New York Tax-Exempt Trust Accession #000095013-98-003394


Dear Mr. Fields:


        As per our conversation on Friday, April 3, 1998, this letter will serve as notice to withdraw the 485(a) filings you received on Wednesday, April 1, 1998 and Friday, April 3, 1998 for both the Reserve Tax-Exempt Trust and the Reserve New York Tax-Exempt Trust.

        Thank you for your cooperation in this matter.


                                                Respectfully,
                                                /s/ Cathleen Fritch
                                                Cathleen Fritch
                                                Assistant Secretary